

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



04009902

March 2, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2004

Eric C. Jensen
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

Re: Siebel Systems, Inc.
Incoming letter dated February 13, 2004

Dear Mr. Jensen:

This is in response to your letters dated February 13, 2004 and March 2, 2004 concerning the shareholder proposal submitted to Siebel Systems by the American Federation of State, County & Municipal Employees. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Keenan
American Federation of State, County & Municipal Employees
1625 L Street, NW
Washington, DC 20036

1006835

Cooley Godward LLP

ATTORNEYS AT LAW

Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA
94306-2155
Main 650 843-5000
Fax 650 849-7400

www.cooley.com

Broomfield, CO
720 566-4000
Reston, VA
703 456-8000
San Diego, CA
858 550-6000
San Francisco, CA
415 693-2000

ERIC C. JENSEN
(650) 843-5000

February 13, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Siebel Systems, Inc. - Stockholder Proposal
American Federation of State, County & Municipal Employees

Ladies and Gentlemen:

On behalf of Siebel Systems, Inc., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance upon certain provisions of Rule 14a-8(i)(11), the Company excludes a proposal (the "Duplicative Proposal") submitted by the American Federation of State, County & Municipal Employees (the "Proponent") from the proxy statement and form of proxy (the "Proxy Materials") to be distributed in connection with the Company's 2004 Annual Meeting of Stockholders (the "Annual Meeting"). The Duplicative Proposal and its supporting statement (the "Supporting Statement") are attached hereto as ***Appendix A***.

Pursuant to Rule 14a-8(j), enclosed herewith on behalf of the Company are six copies of each of:

1. the Duplicative Proposal and Supporting Statement; and

2. this letter, which sets forth the basis upon which the Company proposes to exclude the Duplicative Proposal from the Proxy Materials.

Also enclosed are: (1) six copies of the no-action letters and other materials we cite in our discussion below; (2) an additional copy of our letter which we would appreciate having file stamped and returned in the enclosed pre-paid envelope; and (3) six copies of all correspondence relevant to the Duplicative Proposal. As required under Rule 14a-8(j), a copy of this letter is being sent to the Proponent notifying it of the Company's intention to omit the Duplicative Proposal from its Proxy Materials.

The Duplicative Proposal

The text of the Duplicative Proposal is as follows:

> RESOLVED, that the shareholders of Siebel Systems, Inc. ("Siebel") urge the Board of Directors to adopt a policy that the cost of employee and director stock options be recognized in Siebel's income statement.

Basis for Exclusion

The Company believes that the Duplicative Proposal and the Supporting Statement may be excluded from the Proxy Materials Pursuant to Rule 14a-8(i)(11), which provides that a proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Company received the Duplicative Proposal on January 12, 2004 at 2:27 p.m. Pacific Standard Time. At 9:37 a.m. Pacific Standard Time on January 12, 2004--several hours prior to receipt by the Company of the Duplicative Proposal--the Company received a proposal (the "Initial Proposal") covering the exact same subject matter as the Duplicative Proposal, and written in virtually identical language. We have attached a copy of the UPS delivery confirmation for the Initial Proposal as ***Appendix B*** and a copy of the facsimile transmittal letter for the Duplicative Proposal as ***Appendix C***, each of which bear a time stamp reflecting when it was received by the Company.

The text of the Initial Proposal is as follows:

Stock Option Expensing Proposal

> Resolved, that the stockholders of Siebel Systems, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

As noted above, all that is required to justify exclusion of a proposal under Rule 14a-8(i)(11) is that the proposal be substantially duplicative of a previously received proposal. *Wells Fargo & Co.* (February 5, 2003) (allowing exclusion of a duplicative proposal under Rule 14a-8(i)(11) where one proposal called for the expensing of options on the income statement and the other requested that the board "cease using any form of executive compensation, including stock options, unless the costs of such compensation" were expensed on the company's income statement); *See also Centerior Energy Corporation* (February 27, 1995); *Pacific Gas and Electric Co.* (February 1, 1993). It is clear that the Initial Proposal and the Duplicative Proposal are substantially duplicative, since they advance the same request for inclusion in the same proxy statement--that Siebel's Board of Directors adopt a policy requiring the expensing of stock options in the Company's income statement. The similarity of the two proposals is also evidenced by the fact that they are essentially identical in scope, breadth and even language. Since the Company intends to include the Initial Proposal in the Proxy Materials, the Company believes that the Duplicative Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(11). *Bristol Meyers Squibb Co.* (March 5, 2003) (permitting exclusion of virtually identical duplicative proposal); *USG Corp.* (April 7, 2000) (permitting exclusion of duplicative proposal where initial proposal was received earlier in the day).

No-Action Request

For the reasons stated above, we respectfully request that the Staff not recommend enforcement action if the Company includes the Initial Proposal in the Proxy Materials and, in reliance upon Rule 14a-8(i)(11), excludes the Duplicative Proposal and the Supporting Statement from the Proxy Materials.

* * * * *

If the Staff has any questions with respect to the foregoing, or if the Staff is unable to concur in the Company's view that it may exclude the Proposal from the Proxy Materials, please contact the undersigned or Keith Pisani at (650) 843-5000.

Very truly yours,

Cooley Godward LLP



Eric C. Jensen

Enclosures

cc: Charles Jurgonis
American Federation of State, County & Municipal Employees
Jeffrey T. Amann, Esq.
Siebel Systems, Inc. (w/o enclosures)

APPENDIX A

RESOLVED, that the shareholders of Siebel Systems, Inc. ("Siebel") urge the Board of Directors to adopt a policy that the cost of employee and director stock options be recognized in Siebel's income statement.

SUPPORTING STATEMENT

Stock options comprise a large portion of Siebel's executive compensation. Although he was not awarded options in 2002, CEO Thomas Siebel was awarded stock options valued at $192,247,427 or $487,192,726 in 2001, depending on the return assumption used.

U.S. accounting principles (GAAP) allow companies to choose between two alternatives when accounting for fixed stock option awards like those made by Siebel: they can "expense" the awards, or recognize their cost in the income statement; or they can describe in a footnote in the annual report the effect of the awards on diluted earnings per share. Siebel has elected footnote disclosure rather than expensing.

We believe that the expensing option awards more accurately reflects their costs to a company. Simply put, options are a form of non-cash compensation with value to the recipient and a cost to the company. In the words of Warren Buffett: "If stock options aren't a form of compensation, what are they? If compensation isn't an expense, what is it? And, if expenses shouldn't go into the calculation of earnings, where in the world do they go?"

We believe the failure to expense stock options distorts reported earnings. According to the June 27, 2002 issue of the Analyst's Accounting Observer, the lack of expense recognition for options resulted in a 31% overstatement of the 2001 earnings of S&P 500 companies. Standard & Poor's recently began calculating a "core earnings" number in which the cost of options is treated as an expense.

We believe that voluntarily expensing stock options sends a signal to the market that a company is committed to transparency and corporate governance best practices. Recognizing this, 386 companies had announced their intention to expense stock options as of October 2003. Voluntary action by companies is even more critical to investors since the Financial Accounting Standards Board deferred a decision on requiring expensing under GAAP that had been expected in fall 2003.

Expensing fixed stock option awards will also eliminate a disincentive to award indexed options, which tie compensation more closely to company rather than market or industry performance and which must be expensed. The Conference Board's Commission on Public Trust and Private Enterprise recommended in 2002 that companies be required to expense fixed option awards in order to level the playing field among forms of equity-based compensation.

Finally, we believe that not expensing stock options may lead to overuse by companies that see them as "free money." As Standard & Poor's put it in its recent report, "when something is significantly underpriced, it is often also substantially overconsumed." We believe this concern is relevant to Siebel where, in June 2003, proxy advisor Institutional Shareholder Services calculated that the total potential voting power dilution of Siebel's equity compensation plans was 40.90%.

We urge shareholders to vote for this proposal.

APPENDIX B

UPS Confirmation for Transmission of Initial Proposal





Home | About UPS | Contact UPS | Welcome Center

Tracking

- → **Track by Tracking Number**
- → Track by Reference Number
- → Import Tracking Numbers
- → Track by E-mail
- → Get Quantum View Files
- → Request Quantum View Notify
- → Void a Shipment
- → Help


Your Printer.
Your Labels.
Your Shipping Solution.
UPS
Internet Shipping

Log-In User ID: Password: | Forgot Password Register



Track by Tracking Number

View Tracking Summary

To see a detailed report for each package, please select the "Detail" link.

Tracking Number	Status	Delivery Information	
1. 1Z 293 705 22 1012 602 3 Detail	**Delivered**	Delivered on:	Jan 12, 2004 9:37 A.M.
		Delivered to:	SAN MATEO, CA, US
		Signed by:	WILLIAMS
		Service Type:	NEXT DAY AIR

Tracking results provided by UPS: Feb 6, 2004 7:36 P.M. Eastern Time (USA)

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.

↑ Back to Top

APPENDIX C

Facsimile Transmission Confirmation of Duplicative Proposal

AMERICAN FEDERATION OF STATE, COUNTY & MUNICIPAL EMPLOYEES

1625 L STREET, NW, WASHINGTON, DC 20036


organize
for power

ORGANIZING & FIELD SERVICES DEPARTMENT

(202) 429-1260 – MAIN NUMBER
(202) 429-1272 – FAX NUMBER

FACSMILE TRANSMITTAL

DATE: January 12, 2004

TO: Jeffrey T. Amann

FROM: John Keenan

NUMBER OF PAGES TO FOLLOW: 3

MESSAGE

PLEASE CALL (202) 429-1260 IF ANY PAGES ARE MISSING

Cooley Godward LLP

ATTORNEYS AT LAW

Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA
94306-2155
Main 650 843-5000
Fax 650 849-7400

www.cooley.com

ERIC C. JENSEN
(650) 843-5000

Broomfield, CO
720 566-4000
Reston, VA
703 456-8000
San Diego, CA
858 550-6000
San Francisco, CA
415 693-2000

March 2, 2004

Mr. Keir Gumbs
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549-0402

Re: Siebel Systems, Inc. - Stockholder Proposal
American Federation of State, County & Municipal Employees

Dear Mr. Gumbs:

Per your request, we have enclosed six copies each of (1) the initial proposal submitted on January 12, 2004 at 9:37 a.m. and (2) the duplicative proposal submitted by the American Federation of State, County & Municipal Employees on January 12, 2004 at 2:27 p.m., attached as **Exhibit A** and **Exhibit B**, respectively.

A copy of this letter is being sent to the American Federation of State, County & Municipal Employees.

If the Staff has any questions with respect to the foregoing, please contact the undersigned or Keith Pisani at (650) 843-5000.

Very truly yours,

Cooley Godward LLP



Eric C. Jensen

Enclosures

cc: Charles Jurgonis, American Federation of State, County & Municipal Employees
Jeffrey T. Amann, Esq., Siebel Systems, Inc. (w/o enclosures)

EXHIBIT A

INITIAL PROPOSAL

January 9, 2004

Jeffrey T. Amann
Corporate Secretary
Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, CA 94404

Re: Shareholder Proposal

Dear Mr. Amann:

On behalf of the I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Siebel Systems, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the expensing of stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

is the beneficial owner of approximately of the Company's common stock that have been held continuously for more than a year prior to this date of submission. are long-term holders of the Company's common stock. The Proposal is submitted in order to promote more accurate financial reporting.

intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to

cc:

Enclosure

Stock Option Expensing Proposal

Resolved, that the stockholders of Siebel Systems, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.

> Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 356 companies are expensing stock options or have indicated their intention to do so. 101 of these companies are S&P 500 companies, representing 39% of the index based on market capitalization. See Bear Stearns Equity Research, Sept. 4, 2003, "More Companies Voluntarily Adopt Fair Value Expensing of Employee Stock Options."

sponsored this expensing proposal last proxy season and received majority votes at

We urge your support for this important reform.

EXHIBIT B

DUPLICATIVE PROPOSAL



American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

January 12, 2004

Via Overnight Mail and Facsimile (650) 295-5111
Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, CA 94404
Attention: Jeffrey T. Amann, Senior Vice President and Corporate Secretary

Dear Mr. Amann:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2003 proxy statement of Siebel Systems, Inc. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of stockholders (the "Annual Meeting"). The Plan is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership will be forthcoming within seven days.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at 202-429-1007.

Sincerely,



GERALD W. McENTEE
Chairman

GWMcE:jhk
enclosure

RESOLVED, that the shareholders of Siebel Systems, Inc. ("Siebel") urge the Board of Directors to adopt a policy that the cost of employee and director stock options be recognized in Siebel's income statement.

SUPPORTING STATEMENT

Stock options comprise a large portion of Siebel's executive compensation. Although he was not awarded options in 2002, CEO Thomas Siebel was awarded stock options valued at $192,247,427 or $487,192,726 in 2001, depending on the return assumption used.

U.S. accounting principles (GAAP) allow companies to choose between two alternatives when accounting for fixed stock option awards like those made by Siebel: they can "expense" the awards, or recognize their cost in the income statement; or they can describe in a footnote in the annual report the effect of the awards on diluted earnings per share. Siebel has elected footnote disclosure rather than expensing.

We believe that expensing option awards more accurately reflects their costs to a company. Simply put, options are a form of non-cash compensation with value to the recipient and a cost to the company. In the words of Warren Buffett: "If stock options aren't a form of compensation, what are they? If compensation isn't an expense, what is it? And, if expenses shouldn't go into the calculation of earnings, where in the world do they go?"

We believe the failure to expense stock options distorts reported earnings. According to the June 27, 2002 issue of the Analyst's Accounting Observer, the lack of expense recognition for options resulted in a 31% overstatement of the 2001 earnings of S&P 500 companies. Standard & Poor's recently began calculating a "core earnings" number in which the cost of options is treated as an expense.

We believe that voluntarily expensing stock options sends a signal to the market that a company is committed to transparency and corporate governance best practices. Recognizing this, 386 companies had announced their intention to expense stock options as of October 2003. Voluntary action by companies is even more critical to investors since the Financial Accounting Standards Board deferred a decision on requiring expensing under GAAP that had been expected in fall 2003.

Expensing fixed stock option awards will also eliminate a disincentive to award indexed options, which tie compensation more closely to company rather than market or industry performance and which must be expensed. The Conference Board's Commission on Public Trust and Private Enterprise recommended in 2002 that companies be required to expense fixed option awards in order to level the playing field among forms of equity-based compensation.

Finally, we believe that not expensing stock options may lead to overuse by companies that see them as "free money." As Standard & Poor's put it in its recent report, "when something is significantly underpriced, it is often also substantially overconsumed." We believe this concern is relevant to Siebel where, in June 2003, proxy advisor Institutional Shareholder Services calculated that the total potential voting power dilution of Siebel's equity compensation plans was 40.90%.

We urge shareholders to vote for this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Siebel Systems, Inc.
Incoming letter dated February 13, 2004

The proposal urges that the board adopt a policy of recognizing the cost of stock options in the Siebel's income statement

There appears to be some basis for your view that Siebel Systems may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Siebel Systems' 2004 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Siebel Systems omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Keir D. Gumbs
Special Counsel